Fisker Inc. 1888 Rosecrans Avenue, Manhattan Beach, CA 90266 www.fiskerinc.com June 16, 2023 VIA EDGAR Ms. SiSi Cheng Mr. Kevin Stertzel Office of Manufacturing Division of Corporation Finance U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549-3561 Re: Fisker Inc. Form 10-K for the Fiscal Year Ended December 31, 2022 Filed March 1, 2023 File No. 001-38625 Dear Ms. Cheng and Mr. Stertzel: On behalf of Fisker Inc. (the “Company”), we acknowledge receipt of the letter dated June 2, 2023 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission regarding the above- referenced filing. The Comment Letter requires the Company to respond within ten business days or inform you of when the Company will respond. We hereby respectfully request an extension to respond by no later than June 23, 2023. This additional time will enable the necessary internal review related to the Company’s response to the Comment Letter and permit us to fully respond to the points raised in the letter. We are grateful for the Staff’s accommodation in this matter. If you have any questions regarding our extension request, please contact John Finnucan, our Chief Accounting Officer, at (310) 415-9807, or me at (734) 277-4774. Sincerely, /s/ Corey MacGillivray Corey MacGillivray Sr. Counsel – Securities, Governance & Compliance cc: John Finnucan, Chief Accounting Officer